UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9) 1

Duff & Phelps Utility and Corporate Bond Trust (DUC)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26432K108

(CUSIP Number)

Daniel L. Lippincott, CFA, Senior Tax-Sensitive Manager

Karpus Management, Inc.

d/b/a Karpus Investment Management

183 Sully’s Trail

Pittsford, New York 14534

(585) 586-4680

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26432K108	13D	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,572,758 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 10,759,008 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,008 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.13%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 26432K108	13D	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 13,350 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 13,350 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,350 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 26432K108	13D	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON Arthur Charles Regan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 26432K108	13D	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON Daniel C. Robeson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 26432K108	13D	Page 6 of 10 Pages

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned ("Amendment No. 9"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a) This statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this Amendment No. 9 relates are owned directly by the accounts managed by Karpus;

(ii) Karpus Investment Management Profit Sharing Plan Fund B-Conservative Bond Fund (“Karpus Fund”). The Karpus Fund will cease to be a Reporting Person immediately following the filing of this Amendment No. 9 to the Schedule 13D;

(iii) Arthur Charles Regan, as a nominee to the Board of Directors of the Issuer (the "Board"); and

(iv) Daniel C. Robeson, as a nominee to the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as filed with Schedule 13D Amendment No. 8 on October 6, 2020 and that certain Amendment No. 9 to Joint Filing and Solicitation Agreement, except for the Karpus Fund which will cease to be a Reporting Person immediately following the filing of this Amendment No. 9 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 10,759,008 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 39.13% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 10,759,008 Shares beneficially owned by Karpus is approximately $96,741,863, excluding brokerage commissions. The Shares purchased by Karpus were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 13,350 Shares held by the Karpus Fund is approximately $121,104, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 23, 2020, the Issuer entered into a Standstill Agreement with Karpus (the "Agreement"), pursuant to which the Issuer announced that Subject to the approval of the shareholders of DUC, DUC will merge into DNP, with DNP as the surviving company of the merger. The combined fund will retain DNP’s name and ticker symbol, as well as DNP’s investment objectives, strategies and policies. Each fund’s board approved the recommendation of Duff & Phelps Investment Management Co. to merge the two funds. Karpus agreed to certain customary standstill provisions, effective as of the date of the Agreement until November 23, 2023 (the “Standstill Period”), prohibiting it from, among other things, seeking, making, proposing or participating in (i) any solicitation of proxies, (ii) any tender or exchange offer, recapitalization, dissolution or other extra-ordinary transaction, other than the Tender Offer, (iii) any short sale or other transaction that derives value from a decline in the market price of the Issuer’s securities, (iv) the formation of any “group” within the meaning of Section 13(d)(3) of the Exchange Act, (v) any nomination, contested solicitation for the removal of directors, or other effort to gain Board representation, (vi) any proposals for consideration by shareholders at an annual or special meeting of shareholders, or (vii) any public statement or proposal to change the number of directors, change the capitalization of the Issuer or otherwise effect material change to the Issuer’s management, business, policies, or corporate structure. The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, a copy of which is referenced in Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP No. 26432K108	13D	Page 7 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 27,494,683 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2020, as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on June 23, 2020.

A.	Karpus

(a)	As of the close of business on November 23, 2020, Karpus beneficially owned the 10,759,008 Shares held in the Accounts.

  Percentage:   Approximately 39.13%

(b)	1. Sole power to vote or direct vote: 9,572,758
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,759,008
4. Shared power to dispose or direct the disposition: 0

(c)	Karpus since the filing of Amendment No. 8 to the Schedule 13D has not entered into any transactions.

B.	Karpus Fund

(a)	As of November 23, 2020, Karpus Fund beneficially owned 13,350 Shares.

  Percentage:   Less than 1%

(b)	1. Sole power to vote or direct vote: 13,350
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,350
4. Shared power to dispose or direct the disposition: 0

(c)	Karpus Fund did not have any transactions in the Shares since the filing of Amendment No.8 to the Schedule 13D.

C.	Arthur Charles Regan

(a)	As of the close of business on November 23, 2020, Arthur Charles Regan didn't beneficially own any Shares of the Issuer.

  Percentage:  0.00%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares since the filing of Amendment No. 8 to the Schedule 13D.

D.	Daniel C. Robeson

(a)	As of the close of business on November 23, 2020, Daniel C. Robeson didn't beneficially own any Shares of the Issuer.

  Percentage:  0.00%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Robeson has not entered into any transactions in the Shares since the filing of Amendment No. 8 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 26432K108	13D	Page 8 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respects to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 23, 2020, Karpus and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement by and among Karpus Management Inc. and Duff & Phelps Utility and Corporate Bond Trust Inc., dated November 23, 2020.

CUSIP No. 26432K108	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KARPUS MANAGEMENT, INC.

Dated: November 30, 2020	By:	/s/ Daniel L. Lippincott, CFA
Name: Daniel L. Lippincott, CFA Title: Senior Tax-Sensitive Manager and Director of Investment Personnel

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND B – CONSERVATIVE BOND FUND

By:	/s/ Kathleen F. Crane
Name: Kathleen F. Crane Title: Chief Financial Officer of Karpus Investment Management

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

/s/ Daniel C. Robeson
DANIEL C. ROBESON

CUSIP No. 26432K108	13D	Page 10 of 10 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	150 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas M. Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
David D’Ambrosio	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	1,325 Shares
Marijoyce Ryan	Vice President of Fiduciary Services	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffin	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares
Carlos Manuel Yuste	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares